Zodiac Exploration Inc.

TSX VENTURE: ZEX

August 20, 2013

Zodiac Exploration Announces Release of Third Quarter 2013 Financial Results

and provides an Update on Activities

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the three and nine months ended June 30, 2013 on SEDAR at www.sedar.com.

HIGHLIGHTS

During the third quarter of our 2013 fiscal year, Zodiac:

•	Announced that the first well under the farmout agreement (“Farmout Agreement”) between the Company and Aera Energy LLC (“Aera”) that was spudded on February 5, 2013 had reached its final vertical depth of 15,362 feet and had been temporarily suspended and remained on a tight hole status.
•	Engaged Meagher Energy Advisors and Western Energy Production to assist the Company in its previously stated objective of maximizing opportunities on its extensive San Joaquin Basin land base through potential joint ventures, farm outs and dispositions.
•	Ended the quarter with a cash balance of $16.8 million and a working capital balance of $15.4 million.

FINANCIAL HIGHLIGHTS

Canadian $000’s	Three months ended June 30		Nine months ended June 30
	2013	2012	2013	2012
Revenue	25	66	97	157
Net loss	1,145	24,319	3,562	27,081
Funds used in operations(1)	1,091	984	3,598	2,873
Capital expenditure	625	1,980	1,597	14,447
Total assets	73,156	77,506	73,156	77,506

Cash & cash equivalents	16,754	22,994	16,754	22,994

(1)	Funds used in operations as presented does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. See "Non-GAAP Measures" below.

OUTLOOK

The Company’s strategy of seeking partners for its oil and gas acreage in the San Joaquin basin, California was recently advanced with the appointment of Meagher Energy Advisors and Western Energy Production to act as advisors for the Company in respect of this acreage. As a result of this engagement, the Company has commenced a formal process, inviting potential partners to review the Company’s land position and resource potential, with bids due in early September 2013.

Zodiac also continues to identify and evaluate potential asset and corporate transactions both in California where it would complement existing operations and in other jurisdictions, both domestically and internationally, drawing on the Company’s extensive Board and management experience.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations

For more information, please contact :

Zodiac Exploration Inc.

Peter Haverson, Interim President & CEO (403) 444-7844

or

John Newman, Chief Financial Officer (403) 444-7850

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's search for additional joint venture partners, farmouts and/or asset dispositions under the engagement of Meagher Energy Advisors and Western Energy Production and the anticipated benefits therefrom. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this press release include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

The Company assumes no obligation to update forward-looking statements except as may be required by applicable securities laws.

Non-GAAP Measures

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

This press release contains terms commonly used in the oil and natural gas industry, such as funds used in operations. Management believes that funds used in operations is a useful financial measurement which assists in demonstrating operational efficiency. This term is not defined by U.S. GAAP (the applicable accounting standard for the Company) and therefore may not be comparable to similar measures presented by other companies. This term should not be considered an alternative to, or more meaningful than, cash flow used in operating activities. Funds used in operations is calculated by taking net income or loss and adding back non-cash items before net changes in non-cash working capital.